(Check One): (X)Form 10-K ( )Form 20-F ( )Form 11-K ( )Form 10-Q ( )Form N-SAR

                       For Period Ended: December 31, 2001

PART I-REGISTRANT INFORMATION

GulfWest Energy Inc.
Full Name of Registrant

Former Name if Applicable

480 N. Sam Houston Parkway East, Suite 300
Address of Principal Executive Office (Street and Number)

Houston, Texas 77060

City, State and Zip Code

PART II-RULES 12b-25(b) AND (c)

If   the  subject  report  could  not be filed  without  unreasonable  effort or expense and the  registrant  seeks  relief  pursuant to Rule  12b-25b,  the following should be completed. (Check box if appropriate)

     [X]  (a) The reasons  described  in  reasonable  detail in Part III of this form could not be eliminated without  unreasonable effort or expenses;
          (b) The subject annual report,  semi-annual report,  transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form
          10-Q, or portion thereof will be filed on or before the fifth calendar day  following  the  prescribed  due  date;  and
          (c) The  accountant's statement or other exhibit required by Rule
          12b25(c) has been attached if applicable.

PART III-NARRATIVE

The  Company is in the  process  of  preparing  its annual  report on Form 10-K;
however,  a subsequent  event that is required to be reported was not  completed and  documented  by the filing date.  To complete this report in a timely manner would have required unreasonable effort and expense on the part of the Company.

PART IV-OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification:

         Jim C. Bigham, Secretary          281            820-1919
                  (Name)               (Area Code)    (Telephone Number)

(2)  Have all other periodic  reports  required under Section 13 or 15(d) of the
     Securities Exchange Act of 1934 or Section 30 of the Investment Company Act
     of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed?  If answer is no, identify report(s). (X)Yes ( )No

(3)  Is it anticipated that any significant change in results of operations from the corresponding  period for the last fiscal year will be reflected by the earnings  statements  to be  included  in the  subject  report  or  portion thereof? ( )Yes (X)No

     If so, attach an explanation of the anticipated  change,  both  narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                              GULFWEST ENERGY INC.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  April 1, 2002                  By: /s/Jim C. Bigham
                                         -----------------------
                                          Jim C. Bigham, Secretary